FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For Month of: April, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:                            Form 20-F  (X)     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     (  )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     (  )

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes (  )    No (X)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005	“R. Michael Jones”
R. MICHAEL JONES President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

April 22, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated April 22, 2005 to the TSXV.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSXV) reports total PGE assay grades for four holes after receipt of Rhodium, Iridium, Osmium and Ruthenium values from its Seagull project. The rarer PGE values are unusually high compared to PTM's global database of PGE mines, deposits and occurrences. Additional assays from core drilled prior to the recognition of the layered PGE-rich reefs are pending and more drilling is planned to step out from the higher PGE intercepts.

Item 5.

Full Description of Material Change

See News Release dated April 22, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 26th day of April, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM: TSX-V; PTMQF: OTCBB SEC Form 20F, File No. 0-30306
No. 05-106	News Release	April 22, 2005

SEAGULL HOLE WM05-20 GRADE INCREASED TO 9.96 G/T

Platinum Group Metals Ltd. (PTM: TSXV; PTMQF: OTCBB) reports total PGE assay grades for four holes after receipt of Rhodium, Iridium, Osmium and Ruthenium values (Rh, Ir, Os and Ru "the rarer PGEs"). These values add to platinum and palladium values already reported. The rarer PGE values are unusually high compared to PTM's global database of PGE mines, deposits and occurrences. The Seagull Intrusion continues to provide encouraging exploration results that are very unusual for North America. Additional assays from core drilled prior to the recognition of the layered PGE-rich reefs are pending and more drilling is planned to step out from the higher PGE intercepts.

Significant total PGE grade increases are reported for previously released high-grade Pt-Pd intercepts from holes WM05-20 and WM00-05. Intercepts of the Upper and Lower Dunite Reefs in hole WM00-01 and the Peridotite Zone in hole WM00-06 also report increases in Platinum Group grades.

Drill hole WM05-20, which contains the shallowest intercept to date of the Lower Dunite Reef, between 329.12 and 333.40 metres vertical depth, returned 6 PGE+Au (Pt, Pd, Rh, Ir, Os, Ru) values of 2.13 g/t over 4.28 metres including 3.93 g/t over 1.72 metres and 9.96 g/t over 0.44 metres. The latter represents more than a 2.0 g/t increase over the previously reported grade of 7.90 g/t 2 PGE+Au (Pt, Pd). With the copper and nickel values included (0.48% and 0.33% respectively) the values from this intercept and others reported from the Seagull Intrusion comparable favourably to the famous Merensky reef in South Africa with the mineralized horizons at Seagull being considerably shallower  than those currently being explored in South Africa by several other companies.

The previously reported high grade Peridotite Zone intercept from hole WM00-05 of 7.42 g/t 3E over 0.57 metres has been upgraded with receipt of the 6PGE+Au analysis to 7.63 g/t 6PGE+Au, within a broader intercept of 1.55 metres grading 4.07 g/t 6PGE+Au.

Re-sampling on quartered core of the Lower Dunite Reef Zone in hole WM00-01 returned an intercept of 1.84 metres grading 2.30 g/t 6PGE+Au within a broader zone, between 577.3 and 581.54 metres vertical depth, of 4.24 metres grading 1.76 g/t 6PGE+Au. PTM's re-sampling has also confirmed the presence of the Upper Dunite Reef Zone in hole WM00-01 over a 3.27 metres interval between 533.14 and 536.41 metres grading 0.57 g/t 6PGE+Au. Re-logging and re-sampling of existing drill core has also identified the Peridotite Zone in hole WM00-06, collared approximately 600 metres east of hole WM00-05 reported above, where it returned 1.20 g/t 6PGE+Au over 1.06 metres between 390.23 and 391.29 metres. Hole WM00-06 is 1150 metres (1.15 km) southwest of the previously reported high-grade Peridiotite Zone intercept, 6.21 g/t 6PGE+Au over 0.65 metres, from hole WM04-17. Both the Upper and Lower Dunite Reefs were also identified in hole WM05-22 which returned lower grade values.

These results continue to demonstrate the lateral continuity of the mineralized zones within the Seagull Intrusion and the exceptional nature of these horizons in a North American context in being characterized by near 1:1 platinum to palladium ratios, significant Cu and Ni grades and strongly elevated values for the other, rarer PGEs. Sampling of existing drill core from the Seagull project is on-going and results will be released as they become available.

PTM may earn a 70% interest in the Seagull property under the terms of an option agreement from East West Resource Corp. (EWR: TSXV) and Canadian Golden Dragon Resources Ltd. (CGG: TSXV) announced on September 28, 2004.

Hole	Horizon	From	To	Interval	Au	Pt	Pd	Ir	Os	Rh	Ru	6PGE+Au
Number					ppb	ppb	ppb	ppb	ppb	ppb	ppb	g/t

WM05-20	Lower Dunite	329.12	333.4	4.28	47	826	895	120	151	54	41	2.13
including		331.68	333.4	1.72	88	1526	1640	221	289	99	71	3.93
including		331.68	332.12	0.44	220	3690	3990	674	891	294	204	9.96
WM00-01	Lower Dunite	577.3	581.54	4.24	60	669	781	79	114	37	27	1.77
including		578.16	580	1.84	78	852	993	125	188	54	40	2.33
WM00-05	Peridotite	734.45	736	1.55	134	1731	2069	39	54	30	10	4.07
including		735.43	736	0.57	251	3250	3920	58	83	50	13	7.63
WM00-06	Peridotite	390.23	391.29	1.06	2	505	623	18	22	13	15	1.2
WM00-01	Upper Dunite	533.14	536.41	3.27	30	223	260	26	29	13	10	0.59

Qualified Person and Quality Control

Darin Wagner, P.Geo., the Exploration Manager for PTM, is the qualified person for the Seagull information. He is supervising the exploration drilling and sampling on behalf of PTM. He has more than 16 years relevant experience in resource exploration and evaluation. Mr. Wagner has directed PTM's PGE exploration activities in the Thunder Bay area for several years and also has experience in the Bushveld Complex, South Africa. As previously announced PTM employs a rigorous quality control and assurance program which involves the insertion of analytical standards, blind blanks and blind duplicates into the sample stream provided to the analytical facilities utilized. Drill core samples from the Seagull Project were submitted to ALS-Chemex for analysis at their Thunder Bay Preparation Facility. Pt, Pd and Au analysis were conducted using standard fire assay analysis with an ICP-AES finish by ALS-Chemex on a 30 g charge. Reported Rh, Ir, Os, and Ru analysis were completed by Genalysis Laboratory Services of Australia, under contract to ALS-Chemex, by standard fire assay with nickel sulphide collection and an ICP-MS finish on a 30 g charge. Samples have also undergone multi-element ICP analysis at ALS-Chemex facilities.

About PTM

PTM is based in Vancouver, BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring and developing significant mineral rights on the Northern and prolific Western Limb of the Bushveld Platinum Complex of South Africa including the large scale Western Bushveld Joint Venture with Anglo Platinum Limited north of Rustenburg.  Results are pending from PTM drilling programs on the War Springs Project located on the Northern Limb of the Bushveld and from the Western Bushveld Joint Venture.

PTM holds extensive mineral rights surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario. Exploration activities are on-going on the Seagull Project and on other projects in the Nipigon Platinum District of Northwestern Ontario. The Company has a separate active joint venture with Anglo Platinum at Agnew Lake near Sudbury, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

April 14, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated April 14, 2005 to the TSXV.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSXV) announces it has closed the previously announced brokered private placement for the full amount of 5,000,000 non flow-through units ("Units") at a price of C$1.20 per unit and 173,267 flow-through shares at a price of C$1.50 per share, to raise gross proceeds of C$6,259,900.

Item 5.

Full Description of Material Change

See News Release dated April 14, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 18th day of April, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM: TSXV; PTMQF: OTCBB SEC Form 20F, File No. 0-30306
No. 05-105	News Release	April 14, 2005

C$6,259,900 BROKERED PRIVATE PLACEMENT CLOSED

Platinum Group Metals Ltd. (PTM-TSXV; OTCBB-PTMQF) announces that J.F. Mackie & Company Ltd., Raymond James Ltd., Pacific International Securities Inc. and the Company have closed the previously announced brokered private placement for the full amount of 5,000,000 non flow-through units ("Units") at a price of C$1.20 per unit and 173,267 flow through shares at a price of C$1.50 per share, to raise gross proceeds of C$6,259,900.

R. Michael Jones, President of PTM, said "We are pleased to close this placement with the support of a strong syndicate and some of our existing institutional shareholders.  It allows us to rapidly advance our four active platinum and palladium projects in Canada and South Africa. As announced yesterday, the Western Bushveld Joint Venture with Anglo Platinum and Africa Wide mining is showing extraordinary results near surface on the Merensky Reef and we look forward to more results with three drills currently running."

Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share for a period of 18 months from April 14, 2005 at a price of C$1.50 per share. The securities issued in this private placement will be subject to a four-month hold period expiring August 15, 2005 in compliance with NI 45-102.

 The Company paid a commission of 7.0% of the gross proceeds of the offering to the Agents.  The Agents also receive Broker Warrants equal in number to 10% of the aggregate number of Units and flow through shares sold. Each Broker Warrant is exercisable to purchase one common share at a price of C$1.50 for a period of 18 months from April 14 2005. The proceeds from this financing will be used to fund exploration activities on the Company's projects in Canada and South Africa, for property acquisition costs and for working capital purposes. The Company's projects are briefly summarized below. Detailed information on these projects can be found on the Company's web site at www.platinumgroupmetals.net.

As a result of the placement the Company has 43,093,631 common shares issued and outstanding and 50,265,171 on a fully diluted basis.

ABOUT PTM

PTM is based in Vancouver, BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring and developing significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa including the large scale Western Bushveld Joint Venture with Anglo Platinum Corporation Limited north of Rustenburg, South Africa.  Results are pending from PTM drilling programs on the Northern Limb of the Bushveld at the War Springs Project and from the Western Bushveld Joint Venture.

PTM is the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario. Results are pending from PTM drilling at its Seagull project northeast of Thunder Bay where significant platinum and palladium mineralization was recently discovered within the Seagull layered intrusion. The Company has a separate active joint venture with Anglo Platinum at Agnew Lake near Sudbury, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR RELEASE TO U.S. NEWSWIRE SERVICES

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328 - 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

April 13, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated April 13, 2005 to the TSXV.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSXV) provides South Africa exploration update and announces the expansion of its Western Bushveld Joint Venture drilling campaign with three drills currently operating.

Item 5.

Full Description of Material Change

See News Release dated April 13, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

      Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 18th day of April, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

  MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM-TSXV; PTMQF-OTCBB SEC Form 20F, File No. 0-30306
No. 05-104	News Release	April 13, 2005

South Africa Exploration Update

Western Bushveld Joint Venture Expands to Three Drills Operating

Northern Bushveld Intercepts Confirm Open Pit Potential

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces the expansion of its Western Bushveld Joint Venture drilling campaign with three drills currently operating. The program has been accelerated as a result of high-grade initial results and the existence of obvious targets for potential resource expansion.

The objectives of the current program are:

1)

to advance the initial inferred resources of 4.8M ounces, including 15.41 Mt at 7.92 g/t- 4E (platinum, palladium, rhodium, and gold) on the Merensky Reef toward a feasibility study; and

2)

to expand the known resources along strike and up dip, particularly where the Merensky Reef is known to be present from previous drilling and additional holes are required to increase the resource assessment.

The Western Bushveld Joint Venture has approximately 11 kilometres of strike length to investigate.  The initial resource covers approximately 2.6 kilometres of strike length and 15% of the mineral rights.  The resource and target areas for drilling are from zero to 550 metres depth in a tabular shallow dipping configuration as typically found on the Western Limb of the Bushveld Complex.

WBJV-01 intersected the Merensky Reef within 10 metres of the projected depth (projected from holes 500-1000 metres away within the resource). The initial intercept of PTM's program, is reported here:

9.13 g/t 3E (6.06 g/t  platinum, 2.74 g/t palladium, and 0.32 g/t gold) over 0.45 metres at 448.2 metres.

4.30g/t 3E (2.84 g/t  platinum, 1.30 g/t palladium, and 0.17 g/t gold) over a 1-metre mining cut

WBJV-01 deflection D2 reports:

10.64 g/t 3E (7.88 g/t  platinum, 2.32 g/t palladium, and 0.43 g/t gold) over 0.59 metres at 441.57 metres

6.33g/t 3E (4.67 g/t  platinum, 1.38 g/t palladium, and 0.27 g/t gold) over a 1-metre mining cut

The values from these intercepts are typical of the values from surrounding holes in the stated resource and confirm the high-grade nature of the Merensky Reef facies in this area. Rhodium and the other platinum group elements will add to the values. WBJV-01 deflection D1 was targeted on the UG2 reef alone and the UG2 Reef reported low values over 2.6 to 3 metres as anticipated for this area.

Additional step out holes along strike from the known resource are intersecting the predicted marker layers and assays for reef intersections are pending.

PTM and Anglo Platinum each hold a 37% interest in the joint venture, with BEE partner Africa Wide Mineral Prospecting and Exploration Company (Pty) Limited holding 26%.  The following are the distinguishing features of the PTM - Anglo Platinum - Africa Wide Joint Venture:

  The project offers both shallow exploration targets and near term development potential targeted on the Merensky reef from zero to 550 metres in depth. The large property position is up-dip and on strike from large scale resources and active mining respectively (total resources 69M ounces 4PGE's); and

  The target is the Merensky Reef on the Western Limb with the best track record of mining in the Bushveld Complex; and

  The grades are measured as 4E only, platinum, palladium, rhodium and gold in the resources and the other PGE's are present, but not included in the grades at this time (7E); and

  30% geological losses and dilution to mining widths are already applied to all results and resources as these are deemed to be warranted for a conservative assessment of any area before mining commences.

North Limb Intercepts - War Springs Property

Fill-in drill hole #15 on the War Springs Property has successfully intercepted the C reef with results of 1.89 g/t and 0.29% combined Nickel and Copper over 10 metres (0.33 g/t  platinum, 1.46 g/t palladium, and 0.11 g/t gold, .16% Ni, ..13 % Cu) at 137.0 to 147.0 metres depth. This shallow intercept from Hole 15, between 500 metres spaced Holes 3 and 4, confirms the continuity of the C reef for an initial 750 to 1000 metres of length at potential open pit depth. Assays from Hole 15 for the B Reef located below the C Reef are pending as are the results for Hole 14. Holes 11, 12 and 13 where shallow vertical exploration holes and did not test the reefs.

The following are distinguishing features of the War Springs mineralization:

  The target is at open pit depth with relatively high gross metal value compared to other resources in the North Limb of the Bushveld Complex; and

  The continuity of layering at War Springs tested so far is excellent over approximately 2 kilometres, which is highly unusual for North Limb terrain; and

  The well layered nature of the mineralization, geology, geophysical expression and soil signatures all show excellent continuity, which will assist in resource evaluation and scoping work - the next step for the project; and

  Up to 2.0 kilometres of the layered sequence south of the known zone remains yet to be explored and drilled.

Qualified Person, Quality Control and Assurance

Mr. Willie Visser is acting as the Qualified Person, "QP" for Platinum Group Metals (RSA) (Pty) Ltd., "PTM RSA" a wholly owned subsidiary of PTM, for this release on the War Springs Platinum Project. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager for PTM RSA with 15 years experience as a geologist, including Senior Resource Manager experience. Information on regional deposits has been acquired from public information and is believed to be reliable.

The samples for the Western Limb Joint Venture were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) by standard 30g Fire assay fusion-lead flux with Ag collector with an ICP-AES. The samples were assayed at ALS Chemex Laboratories Pty Ltd in Johannesburg. PTM employs a rigorous quality control program, which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. For the samples reported here palladium values from PTM reference material were reported by Chemex just below the two standard deviation low line from round robin results for the standard. The samples were re-run on the pulps and Pt subsequently passed the QAQC while some Pd values still failed low. As a result of small sample sizes the core will need to be re-sampled if palladium is to be reassessed. The War Springs results were completed with the same approach by Genalysis of Perth Australia and these results had no quality control issues.

About PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring on significant mineral rights in the Northern and Western Bushveld Platinum Complex of South Africa including the large-scale joint venture with Anglo Platinum Corporation in the Western Limb of the Bushveld Complex. PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and is drilling a new platinum and palladium discovery within layered intrusions in this region. PTM has a second active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

GLOBAL GEO SERVICES (PTY) LTD

Reg No2000/19232/07

VAT Reg No. 4930190196

Tel : 012 6789460
Fax : 012 6789464
esiepker@ggs.co.za

PO Box 9026
CENTURION
0046

Professional Geoscience Services

WESTERN BIC PROJECT

GEOLOGICAL ASSESSMENT AND RESOURCE ESTIMATION, NORTH WEST PROVINCE OF THE REPUBLIC OF SOUTH AFRICA

EH Siepker
M Sc Pr Sci Nat

CJ Muller
B Sc (Hons) Pr Sci Nat

3 March 2005

Directors : EH Siepker (MSc), CJ Muller (BSc Hons)

GLOBAL GEO SERVICES (PTY) LTD

Reg No2000/19232/07

VAT Reg No. 4930190196

Tel : 012 6789460
Fax : 012 6789464
esiepker@ggs.co.za

PO Box 9026
CENTURION
0046

Professional Geoscience Services

CERTIFICATE of AUTHOR

I, Eugene H Siepker M Sc., Pr.Sci.Nat. do hereby certify that:

1. I am currently employed as Executive Director by:

   Global Geo Services (Pty) Ltd
   PO Box 9026
   CENTURION
   South Africa,
   0046

2. I graduated from the Stellenbosch (B Sc (1977), B Sc Hons (1979)) and Rand Afrikaans Universities with an M Sc Degree (*cum laude*) in Geology in 1986.

3. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP) and the Geological Society of South Africa (GSSA).

4. I have worked as a geoscientist for a total of 26 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible in conjunction with Charles Johannes Muller, B Sc (Hons) Pr. Sci. Nat (Excecutive Director, Global Geo Services (Pty) Ltd) for the preparation of the report on the "Western BIC Project - Geological assessment and resource estimation, North West Province of the Republic of South Africa", dated March 2005 (the "Report") relating to the Western BIC Project Joint venture property. I visited the property and viewed the core and discuss the geology of the project with PTM and Anglo Platinum personnel, the most recent visit on February 15, 2005 to conduct a reef identification exercise.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer, Platinum Group Metals RSA (Pty) Ltd., applying all of the tests in Section 1.5 of National Instrument 43-101.

Directors : BG Els (PhD), EH Siepker (MSc), CJ Muller (BSc Hons)

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd Day of March 2005.

Eugene Heinrich Siepker
M Sc, Pr.Sci.Nat.

Directors : BG Els (PhD), EH Siepker (MSc), CJ Muller (BSc Hons)

GLOBAL GEO SERVICES (PTY) LTD

Reg No2000/19232/07
VAT Reg No. 4930190196

Tel : 012 6789460
Fax: 012 6789464
esiepker@ggs.co.za

PO Box 9026
CENTURION
0046

Professional Geoscience Services

CERTIFICATE of AUTHOR

I, Charles J Muller B Sc. (Hons), Pr.Sci.Nat. do hereby certify that:

1. I am currently employed as Director by:

   Global Geo Services (Pty) Ltd
   PO Box 9026
   CENTURION
   South Africa,
   0046

2. I graduated from the Rand Afrikaanse University (B Sc (1988) and B Sc Hons (1992)).

3. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP).

4. I have worked as a geoscientist for a total of 16 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible in conjunction with Eugene H. Siepker, M Sc., Pr. Sci. Nat (Excecutive Director, Global Geo Services (Pty) Ltd) for the preparation of the report on the "Western BIC Project - Geological assessment and resource estimation, North West Province of the Republic of South Africa", dated March 2005 (the "Report") relating to the Western BIC Project Joint venture property. I visited the property and viewed the core and discuss the geology of the project with PTM and Anglo Platinum personnel.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer, Platinum Group Metals RSA (Pty) Ltd., applying all of the tests in Section 1.5 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Directors : BG Els (PhD), EH Siepker (MSc), CJ Muller (BSc Hons)

10. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd Day of March 2005.

Charles Johannes Muller
B Sc (Hons), Pr.Sci.Nat.

Directors : BG Els (PhD), EH Siepker (MSc), CJ Muller (BSc Hons)